SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, July 6, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of June 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 15.4%. Total seats increased 21.7% and the number of departures increased by 20.8%. GOL's total demand (RPK) increased by 14.0% and the load factor was 75.7%.
|	GOL’s domestic supply (ASK) increased 12.4% and demand (RPK) increased by 12.9%. GOL’s domestic load factor was 76.0%. The volume of departures increased by 19.4% and seats increased by 20.3%.
|	GOL’s international supply (ASK) was 338 million, the demand (RPK) was 249 million and international load factor was 73.5%.

June/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Jun/23	Jun/22	% Var.	6M23	6M22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	17,893	14,812	20.8%	110,847	94,328	17.5%	218,469	175,906	24.2%
Seats (thousand)	3,125	2,569	21.7%	19,319	16,451	17.4%	38,089	30,720	24.0%
ASK (million)	3,416	2,960	15.4%	21,454	19,106	12.3%	43,111	35,090	22.9%
RPK (million)	2,586	2,269	14.0%	17,212	15,150	13.6%	34,680	28,270	22.7%
Load factor	75.7%	76.7%	-0.9 p.p	80.2%	79.3%	0.9 p.p	80.4%	80.6%	-0.1 p.p
Pax on board (thousand)	2,271	1,877	21.0%	14,971	12,608	18.7%	29,723	23,998	23.9%
Domestic GOL
Departures	17,123	14,337	19.4%	105,818	92,238	14.7%	208,812	173,511	20.3%
Seats (thousand)	2,992	2,488	20.3%	18,456	16,092	14.7%	36,428	30,310	20.2%
ASK (million)	3,077	2,737	12.4%	19,250	18,198	5.8%	38,752	34,055	13.8%
RPK (million)	2,338	2,071	12.9%	15,544	14,387	8.0%	31,299	27,413	14.2%
Load factor	76.0%	75.7%	0.3 p.p	80.7%	79.1%	1.7 p.p	80.8%	80.5%	0.3 p.p
Pax on board (thousand)	2,178	1,806	20.6%	14,332	12,307	16.5%	28,468	23,660	20.3%
International GOL
Departures	770	475	62.1%	5,029	2,090	NM	9,657	2,395	NM
Seats (thousand)	133	81	65.1%	864	359	NM	1,662	410	NM
ASK (million)	338	223	51.7%	2,204	908	NM	4,359	1,034	NM
RPK (million)	249	198	25.9%	1,668	763	NM	3,381	857	NM
Load factor	73.5%	88.6%	-15.1 p.p	75.7%	84.0%	-8.3 p.p	77.6%	82.9%	-5.4 p.p
Pax on board (thousand)	93	71	31.2%	638	301	NM	1,255	339	NM
On-time Departures	91.7%	95.2%	-3.5 p.p	88.7%	93.8%	-5.0 p.p	87.2%	92.6%	-5.4 p.p
Flight Completion	98.1%	99.1%	-1.0 p.p	98.4%	99.5%	-1.2 p.p	98.6%	99.4%	-0.7 p.p
Cargo Ton (thousand)	10.0	5.7	75.7%	49.7	31.3	58.7%	89.8	55.0	63.2%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

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GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. SMILES. In cargo transportation. GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13.7 thousand highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information go to www.voegol.com.br/ir

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer